                                                   UNITED STATES

                                        SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549

                                                   FORM U-9C-3

                                       QUARTERLY REPORT PURSUANT TO RULE 58

                                               FOR THE QUARTER ENDED

                                                   June 30, 2002

                                                 NATIONAL GRID USA

                                     25 Research Drive, Westborough, MA 01582

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company             Energy or          Date of             State of           Percentage of        Nature of Business
                                      Gas-Related        Organization        Organization       Voting Securities
                                      Company                                                   Held

New England Energy                    Energy             11/20/72            MA                 100                  New England Energy Incorporated (NEEI)
Incorporated/National Grid USA                                                                                       participated (principally through a
                                                                                                                     partnership with a nonaffiliated oil
                                                                                                                     company) in domestic oil and gas
                                                                                                                     exploration, development, and production
                                                                                                                     and the sale to New England Power Company
                                                                                                                     of fuel purchased in the open market.
                                                                                                                     Effective 1/1/98, NEEI sold its oil and
                                                                                                                     gas properties and ceased its
                                                                                                                     participation in domestic oil and gas
                                                                                                                     exploration, development, and production.
                                                                                                                     This company is presently inactive.

Wayfinder Group, Inc./National Grid   Energy             01/13/92            MA                 100                  Wayfinder Group, Inc. is primarily a
USA                                                                                                                  consulting business that provides
                                                                                                                     energy-related products and services.

National Grid Transmission Services   Energy             05/01/00            MA                 100                  National Grid Transmission Services
Corporation/National Grid USA                                                                                        Corporation's purpose is to provide
                                                                                                                     technical, management, development,
                                                                                                                     engineering, and other similar services
                                                                                                                     relating to electric power transmission.

NEWHC, Inc./Wayfinder Group,          Energy             05/25/90            MA                 100                  On September 19, 1999, NEWHC, Inc. sold
Inc./National Grid USA                                                                                               substantially all of its assets to Duperey
                                                                                                                     Investments, Inc., an unaffiliated
                                                                                                                     company. This company is presently
                                                                                                                     inactive.

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

AEMC, L.L.C./NEES Energy,             Energy             04/23/98            DE                 100                  AllEnergy Marketing Co., L.L.C. changed
Inc./National Grid USA.                                                                                              its name to AEMC, L.L.C. (AEMC) effective
                                                                                                                     August 24, 2001. AEMC's principal purpose
                                                                                                                     is to sell energy and provide a range of
                                                                                                                     energy-related services including, but not
                                                                                                                     limited to, marketing, brokering and sales
                                                                                                                     of energy, audits, fuel supply, repair,
                                                                                                                     maintenance, construction, design,
                                                                                                                     engineering, and consulting. On January 2,
                                                                                                                     2001, AEMC completed the last of a series
                                                                                                                     of sales, comprising substantially all of
                                                                                                                     its business operations, to independent
                                                                                                                     third parties

STI Holding, Inc./Wayfinder Group,    Energy             03/28/89            DE                 3.96                 This company produces concrete using fly
Inc./National Grid USA                                                                                               ash waste from coal-fired generating
                                                                                                                     plants. Wayfinder Group, Inc. is currently
                                                                                                                     in the process of selling its equity
                                                                                                                     interest in this company to an
                                                                                                                     unaffiliated third party.

STI Holding, Inc./EUA Energy          Energy             03/28/89            DE                 6.84                 This company produces concrete using fly
Investment Corp./National Grid USA                                                                                   ash waste from coal-fired generating
                                                                                                                     plants. The interest in this company was
                                                                                                                     indirectly acquired by National Grid USA
                                                                                                                     on April 19, 2000. EUA Energy Investment
                                                                                                                     Corp is currently in the process of
                                                                                                                     selling its equity interest in this
                                                                                                                     company to an unaffiliated third party.
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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

NeXus Energy Software,                Energy             05/19/97            MA                 9.9                  NeXus Energy Software, Inc.'s purpose is
Inc./Wayfinder Group, Inc./National                                                                                  to develop, implement, produce, market,
Grid USA                                                                                                             and sell software for application in the
                                                                                                                     energy conservation industry.

AEDR Fuels, L.L.C./AEMC L.L.C./NEES   Energy             01/12/98            ME                 100                  AEDR Fuels, L.L.C.'s purpose was to
Energy, Inc./National Grid USA                                                                                       acquire interests in and assets of
                                                                                                                     energy-related companies and to engage in
                                                                                                                     energy-related activities in accordance
                                                                                                                     with Rule 58. This company was dissolved
                                                                                                                     on May 13, 2002.

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

*The following companies were indirectly acquired by National Grid USA on April 19, 2000, in connection with the merger of Eastern Utilities Associates into National Grid USA.*

Name of Reporting Company             Energy or          Date of             State of           Percentage of        Nature of Business
                                      Gas-Related        Organization        Organization       Voting Securities
                                      Company                                                   Held

EUA Energy Investment                 Energy             12/15/87            MA                 100                  EUA Energy Investment Corp. (EUA Energy) was initially
Corp./National Grid USA                                                                                              formed to engage in the business of identifying,
                                                                                                                     evaluating, investing in or participating in the
                                                                                                                     ownership, operation and maintenance of cogeneration and
                                                                                                                     small power production facilities and other
                                                                                                                     energy-related or energy conservation ventures. EUA
                                                                                                                     Energy does not plan to invest in any further business
                                                                                                                     development opportunities and is currently divesting its
                                                                                                                     remaining investment projects.

EUA Bioten, Inc./EUA Energy           Energy             06/26/95            MA                 100                  EUA Bioten, Inc. was initially formed to engage in the
Investment Corp./National Grid USA                                                                                   development and commercialization of biomass-fired
                                                                                                                     combustion turbine power generation facilities. All
                                                                                                                     assets have been sold, and this company is presently
                                                                                                                     inactive.

Bioten Operations, Inc./EUA Bioten,   Energy             06/26/95            TN                 100                  Bioten Operations, Inc. held interests in a biomass
Inc./EUA Energy Investment                                                                                           commercial demonstration plant (which is a Qualifying
Corp./National Grid USA                                                                                              Facility). The company sold its interests in the
                                                                                                                     demonstration plant effective September 26, 2001. This
                                                                                                                     company is presently inactive.

EUA FRC II Energy Associates/EUA      Energy             09/19/89            MA                 100                  EUA FRC II Energy Associates engaged in cogeneration
Energy Investment Corp./National                                                                                     projects throughout the United States. This company is
Grid USA                                                                                                             presently inactive.

**The following companies were indirectly acquired by National Grid USA on January 31, 2002.**

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

Niagara Mohawk Energy, Inc./Opinac    Energy             05/05/94            DE                 100                  Niagara Mohawk Energy, Inc. (NME), an energy related
North America, Inc.,/Niagara Mohawk                                                                                  services company, holding a 25 percent and 26 percent
Holdings, Inc./National Grid USA                                                                                     ownership interest in Telergy Central LLC and Direct
                                                                                                                     Global Power, respectively. Telergy Central LLC, an
                                                                                                                     exempt telecommunications company (ETC), is engaged in
                                                                                                                     the development, deployment and operation of a fiber
                                                                                                                     optic network and telecommunications generally. Telergy
                                                                                                                     Central LLC is also in liquidation, under chapter 7 of
                                                                                                                     the  US Bankruptcy Code. Direct Global Power is engaged
                                                                                                                     in the development of photovoltaic and other renewable
                                                                                                                     energy products. Niagara Mohawk Holdings, Inc. wrote off
                                                                                                                     its investment in NME at the time of the merger with
                                                                                                                     National Grid USA.

NM Uranium, Inc./Niagara Mohawk       Energy             04/26/76            TX                 100                  NM Uranium, Inc. owns a 50 percent interest in a closed
Power Corporation/Niagara Mohawk                                                                                     uranium mining facility in Live Oak, Texas that is in the
Holdings, Inc./National Grid USA                                                                                     process of reclamation and restoration. The mine was
                                                                                                                     formerly a source of fuel for Niagara Mohawk's nuclear
                                                                                                                     plants. The company is presently inactive.

Direct Global Power/Niagara Mohawk    Energy             11/01/96            DE                 26                   Direct Global Power is engaged in the development of
Energy, Inc./Opinac North America,                                                                                   photovoltaic and other renewable energy products. The
Inc./ Niagara Mohawk Holdings,                                                                                       Company sells proprietary solar electric products and
Inc./National Grid USA                                                                                               systems. Niagara Mohawk Holdings, Inc. previously wrote
                                                                                                                     off its interest in Direct Global Power.

eVionyx/Opinac North America,         Energy             08/18/95            DE                 16                   eVionyx is engaged in the research and development of new
Inc./Niagara Mohawk Holdings,                                                                                        fuel cell and battery technology. Niagara Mohawk
Inc./National Grid USA                                                                                               Holdings, Inc. wrote off its investment in eVionyx at the
                                                                                                                     time of the merger with National Grid USA.

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

    Company Issuing Security         Type of         Principal        Issue Or      Cost of       Person to      Collateral       Consideration
                                     Security        Amount of         Renewal       Capital    Whom Security    Given with     Received for Each
                                      Issued          Security                                    Was Issued      Security           Security

None

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (cont'd.)

         (expressed in millions, rounded to hundred thousands of dollars)

Company Contributing Capital    Company Receiving Capital                       Amount of Capital
                                                                                 Contribution

National Grid USA               Wayfinder Group, Inc.                                $ 0.2

National Grid USA               National Grid Transmission Services Corporation      $(0.1)

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies

    Reporting Company Rendering Services         Associate Company Receiving Services       Types of Services     Direct Costs   Indirect Costs     Cost of      Total Amount
                                                                                                 Rendered            Charged         Charged         Capital        Billed

                    None

Part II - Transactions performed by associate companies on behalf of reporting companies

    Associate Company Rendering Services         Reporting Company Receiving Services       Types of Services     Direct Costs    Indirect Costs     Cost of      Total Amount
                                                                                                 Rendered            Charged          Charged        Capital         Billed

New England Power Company                     Wayfinder Group, Inc.                       Miscellaneous                (1)              (1)                            (1)

National Grid USA Service Co., Inc.           EUA Energy Investment Corporation           Miscellaneous (2)            (1)              (1)            (1)             (1)

National Grid USA Service Co., Inc.           National Grid Transmission Services Corp.   Miscellaneous (3)            (1)              (1)            (1)             (1)

National Grid USA Service Co., Inc.           Wayfinder Group, Inc.                       Miscellaneous (4)            (1)              (1)            (1)            $0.1

National Mohawk Power Corporation             Niagara Mohawk Energy, Inc.                 Miscellaneous                (1)                                             (1)

(1)  Amounts are below $100,000.
(2)  Represents 6 types of services totaling less than $100,000 in aggregate.
(3)  Represents 10 types of services totaling less than $100,000 in aggregate.
(4)  Represents 15 types of services totaling approximately $110,000 in aggregate.

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NATIONAL GRID USA
At June 30, 2002

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

         (expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:

Total consolidated capitalization as of June 30, 2002                        $13,194.7 (1) line 1

Total capitalization multiplied by 15 percent                                  1,979.2     line 2
      (line 1 multiplied by 0.15)

Greater of $50 million or line 2                                               1,979.2     line 3

Total current aggregate investment:
      (categorized by major line of energy-related business)

        Energy-related consulting services                              $ 2.2

        Energy software                                                   2.2

        Ownership, operation, and maintenance of Qualifying Facilitie    28.8

Total current aggregate investment                                            $   33.2     line 4

Difference between the greater of $50 million or 15 percent of capitalization and the total aggregate investment of the
registered holding company system

     (line 3 less line 4)                                                     $1,946.0     line 5

(1)  Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt
     (including long-term debt due within one year), and short-term debt.

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NATIONAL GRID USA
For The Quarter Ended June 30, 2002

ITEM 5 - OTHER INVESTMENTS

         (expressed in millions, rounded to hundred thousands of dollars)

   Major Line or Energy-Related Business         Other Investment in Last         Other Investment in          Reason for Difference in Other
                                                       U-9C-3 Report                 U-9C-3 Report                        Investment

Energy-related consulting services                         $8.0                          $ 8.0

Ownership, operation, and maintenance of                   $26.7                         $26.7
Qualifying Facilities

Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)      Exhibits

         10(g)    Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.

(B)      Financial Statements*

         1-A      National Grid USA and Subsidiaries Statement of Consolidated Income for the quarter ended June
                  30, 2002

         1-B      National Grid USA and Subsidiaries Consolidated Balance Sheet at June 30, 2002

         2-A      Wayfinder Group, Inc. Balance Sheet at June 30, 2002

         3-A      National Grid Transmission Services Corporation Balance Sheet at June 30, 2002

         4-A      EUA Energy Investment Corporation Statement of Income for the quarter ended June 30, 2002

         4-B      EUA Energy Investment Corporation Balance Sheet at June 30, 2002

(C)      Notes

         (1)      Financial statements for STI Holding, Inc., NeXus Energy Software, Inc., Direct Global Power
                  and eVionyx are not provided as the Company's ownership interest in each of the entities is less than 50 percent and such financial statements are not available as of the filing date.
                  Additionally, Niagara Mohawk Holdings, Inc. wrote off its investments in Direct Global Power and eVionyx.

         (2)      Wayfinder Group, Inc. Income Statement and National Grid Transmission Services Corporation
                  Income Statement actuals are less than $100,000 and are therefore not reported.

         (3)      EUA Bioten, Inc., Bioten Operations, Inc., EUA FRC II Energy Associates, and NM Uranium, Inc.
                  are inactive companies and therefore no financial statements are provided. New England Energy
                  Incorporated (NEEI) is presently inactive and has no Income Statement activity. NEEI's Balance
                  Sheet at June 30, 2002 is a $0 balance, therefore, no separate financial statement is provided.
                  AEDR Fuels, L.L.C. was dissolved on May 13, 2002 and therefore no financial statements are provided. Niagara Mohawk Holdings, Inc. wrote off its investments in Niagara Mohawk Energy,
                  Inc.  at the time of the merger with National Grid USA and therefore no financial statements are provided for this entity.

         * Financial Statements are being filed separately pursuant to a request for confidential treatment.

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                                                     SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NATIONAL GRID USA

By   s/John G. Cochrane
John G. Cochrane, Senior Vice President and
Chief Financial Officer

Date: August 26, 2002

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                                                   EXHIBIT INDEX

Exhibit No.                         Description                                                   Page

10(g)                               Certificate stating that a copy of the report for the         Filed Herewith
                                    previous quarter has been filed with interested state
                                    commissions.

Financial Statement No.             Description                                                   Page

1-A                                 National Grid USA and Subsidiaries Statement of               Filed Separately
                                    Consolidated Income for the quarter ended June 30, 2002

1-B                                 National Grid USA and Subsidiaries Consolidated Balance       Filed Separately
                                    Sheet at June 30, 2002

2-A                                 Wayfinder Group, Inc. Balance Sheet at June 30, 2002          Filed Separately

3-A                                 National Grid Transmission Services Corporation Balance       Filed Separately
                                    Sheet at June 30, 2002

4-A                                 EUA Energy Investment Corporation Statement of Income for     Filed Separately
                                    the quarter ended June 30, 2002

4-B                                 EUA Energy Investment Corporation Balance Sheet               Filed Separately
                                    at June 30, 2002

Note: Financial Statements are being filed separately pursuant to a request for confidential treatment.

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                                                    CERTIFICATE

         A copy of the Form U-9C-3 report for the previous quarter (quarter ended March 31, 2002) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of
1935.

         The names and addresses of such state commissions are as follows:

         Mrs. Luly Massaro, Clerk
         Rhode Island Public Utilities Commission
         89 Jefferson Boulevard
         Warwick, Rhode Island 02888-1046

         Mary L. Cottrell, Secretary
         Massachusetts Department of
         Telecommunications and Energy
         1 South Station, 2nd Floor
         Boston, MA 02110

         Ms. Debra Howland
         Assistant Executive Director
         New Hampshire Public Utilities Commission
         8 Old Suncook Road
         Concord, New Hampshire 03301

         Hon. Janet Hand Deixler, Secretary
         State of New York
         Public Service Commission
         Three Empire State Plaza, 19th Floor
         Albany, NY 12223-1350

                                                     SIGNATURE

         NATIONAL GRID USA

         By         s/John G. Cochrane
         Name:    John G. Cochrane
         Title:   Senior Vice President and Chief Financial Officer

         Date:    August 26, 2002